Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Registration Statement No. 333-191772
Dated October 17, 2013

FANTEX

ABOUT FANTEX INC   WHO WE WORK WITH


THE ARIAN FOSTER BRAND
"BEING A TRAILBLAZER ISN'T ABOUT BEING FIRST. IT'S ABOUT CLEARING A WAY SO OTHERS CAN FOLLOW."
LEARN MORE

BRAND VIDEO


ARIAN FOSTER

FANTEX INC. NEWS

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Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 855-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

About Fantex Inc
What We Do
Investor Relations
Contact Us
FAQ

Who We Work With

WHAT WE DO

WHAT WE DO

We are a brand acquisition, marketing and brand development company whose focus is on acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands.

We define a brand as a set of associations a person has with an athlete or entertainer, including performance, appearance, history and personal story, products or services they are associated with, and how an individual acts or the image they project to the world. The goal for Fantex, Inc. is to foster these associations to create a positive and unique position in the marketplace. Brand development is a long-term strategy, and our goal is to create greater longevity than it otherwise would have had. We do not have the expectation of a near term impact in brand income, but we believe we can increase and extend the income of the professional athlete or entertainer for a greater amount and length of time than they otherwise could achieve.

There are three components to our brand strategy:

Evaluation:

- Define current brand identity/attributes
- Identify opportunities for re-positioning and/or differentiation
- Examine endorsement/brand portfolio vs. comparable
- Identify top brand influencers
- Research search engine ranking/influence

Reach:

- Advise on core social media best practices
- Message top brand influencers
- Develop & recommend message creation and timing

Engagement:

- Assign Fantex Brand Manager
- Monitor brand activities to identify "brand moments" or 3rd part content to capitalize and drive consumption/viral sharing
- Leverage Fantex creative services to build unique digital content for distribution across social channels

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

BOARD OF DIRECTORS

WHAT WE DO
INVESTOR RELATIONS
> BOARD OF DIRECTORS
SEC FILINGS
NEWS
GOVERNANCE
CONTACT US
FAQ

BOARD OF DIRECTORS

DAVE BEIRNE
CO-FOUNDER AND CHAIRMAN



Dave is the Chairman of the Board of Directors of Fantex, Inc. He was a General Partner at Benchmark Capital, investors in eBay, Juniper and Twitter and co-founded and served as CEO of Ramsey/Beirne Associates, Inc. an executive search firm. Dave received a B.S. in Business Administration and Management from Bryant University and brings to the Board his extensive recruiting, management, and operational experience.

BUCK FRENCH
CO-FOUNDER AND CEO



Buck serves as our Chief Executive Officer and a Co-Founder of Fantex, Inc. Buck brings to Fantex, Inc. his extensive management, business development, financial and strategic planning experience. Previously, Buck founded and served as CEO of OnLink, which sold to Siebel systems. He then built and ran Siebel Systems eCommerce business unit. He was also CEO & Chairman of Securify and led its sale to Secure Computing. Buck holds an MBA from Harvard University and a BS in Economics and General Engineering from West Point.

TERDEMA USSERY
DIRECTOR



Terdema is currently the President and Chief Executive Officer of the Dallas Mavericks and previously served as Chief Executive Officer of HDNet LLC. Terdema also serves as an Alternate Governor for the Mavericks on the NBA Board of Governors. Terdema received a B.A. from Princeton's Woodrow Wilson School of Public and International Affairs, an M.P.A. from John F. Kennedy School of Government at Harvard University and a J.D. from the University of California at Berkeley in 1987.

JOHN COSTELLO
DIRECTOR



John is currently the President, Global Marketing and Innovation, for Dunkin' Brands Group, Inc. He has global responsibility for Dunkin' Donuts and Baskin Robbins advertising, marketing, consumer engagement, digital, social and loyalty initiatives, sports and entertainment marketing, consumer and business intelligence and field marketing. John has served as Executive Vice President of Merchandising and Marketing at The Home Depot, Senior Executive Vice President of Sears, CEO of MVP.com, Chief Global Marketing Officer of Yahoo! and President and COO of Nielsen Marketing Research U.S.

SHAHAN SOGHIKIAN
DIRECTOR



Shahan is a co-founder and Managing Director of Panorama Capital, a venture capital firm, which invests in early to mid-stage technology and life sciences companies. Shahan began his investment career when he joined JPMorgan Partners in 1990, where he most recently served as head of its venture capital program until the formation of Panorama in 2006. Shahan received a B.A. in Biology from Pitzer College and an M.B.A. from the UCLA Anderson School of Management.

RONALD MACHTLEY
DIRECTOR



Ronald is currently the President of Bryant University and was previously a Republican member of the United States House of Representatives from Rhode Island. Ronald also currently serves on the boards of directors of Amica Insurance Company, Cranston Print Works, Inc., Rhode Island Foundation and Preservation Society of Newport, among other organizations. Ronald received a B.S. from the United States Naval Academy and a J.D. from Suffolk University Law School.

BILL HOSLER
DIRECTOR



Bill brings to the Board significant experience in investment and finance, as well as his experience as a Chief Financial Officer of a publicly traded company. He currently serves as Chief Financial Officer and a director of Catellus Acquisition Company, LLC. Bill has held CFO positions at Marcus & Millichap Holding Companies, Mirion Technologies, Catellus Development Corporation, and Morgan Stanley Real Estate Funds. Bill received a B.S. in Chemical Engineering from the University of Notre Dame and an M.B.A from the University of Virginia.



SEC FILINGS

WHAT WE DO
INVESTOR RELATIONS
BOARD OF DIRECTORS
SEC FILINGS
NEWS
GOVERNANCE
CONTACT US
FAQ

SEC FILINGS

Year: All Years View: All Form Types

July 30, 2013
EFFECT »
Effectiveness Order

July 11, 2013
TA-1 »
Transfer Agent Registration

Showing 1-2 of 2

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.


GOVERNANCE

GOVERNANCE

- Board and Board Committees »
- Code of Business Conduct and Ethics »
- Audit Committee Charter »
- Compensation Committee Charter »
- Conflicts Committee Charter »
- Nominating and Corporate Governance Committee Charter »

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

CONTACT US

CONTACT US

For investor / shareholder inquiries, please contact Investor Relations at IR@fantexinc.com or write us here:

330 Townsend Street, Suite 234
San Francisco, CA 94107
Attn: Investor Relations

For all other questions or inquiries, you can reach us at info@fantexbrands.com.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

FAQ

FANTEX, INC.
FAQ

Who is Fantex, Inc. and what is our business?

We are in the business of acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands. We intend to focus our business on three core areas: evaluating, targeting and accessing individuals and brands with the potential to generate significant brand income, acquiring minority interests in such brand income, and assisting our acquired brands in increasing their value via technology and through leveraging our marketing, advertising and strategic partnering expertise.

Who have you entered into brand a contract with?

Currently we have one brand contract with Arian Foster, a Pro Bowl running back with the Houston Texans of the NFL.

Do you plan on entering into more brand contracts?

Our goal is to enter into additional brand contracts in the months ahead across the world of sports.

How are Fantex Holdings, Inc. Fantex, Inc. and Fantex Brokerage Services, LLC related and operated?

Fantex Holdings serves as the parent company to both Fantex, Inc. and Fantex Brokerage Services. Fantex, Inc., is a brand building company, which purchases a minority interest in an athlete brand and works to increase the value of this brand. In order to fund the purchase, Fantex, Inc. develops a tracking stock that is linked to the economic performance of the brand.

The tracking stock is to be offered pursuant to a registration statement filed with the Securities and Exchange Commission. The offering takes place on Fantex Brokerage Services, the world's first trading platform that lets consumers invest real money in stock linked to the value and performance of the brand of a professional athlete.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

THE ARIAN FOSTER BRAND

NFL RUNNING BACK, PHILOSOPHER, TRAILBLAZER

BRAND VISION

Our vision for a brand identity for Arian Foster is to associate him as a ''trailblazer.'' Arian Foster is a modern-day professional athlete who wants to combine his on-field accomplishments with a desire and confidence to chart his own path in his off-field interests, including poetry, philosophy, humanitarian interests, music and acting. Arian Foster is more interested in being interested than being known as interesting. By being the first athlete to sign a brand contract with us he is helping trailblaze a path for others and helping us in our mission to improve how athlete brands are defined and enhanced.

BIO

Arian Foster is a running back for the Houston Texans, or Texans, in the National Football League, or the NFL. He has been in the NFL since 2009. Arian Foster attended the University of Tennessee, where he was the starting running back for three seasons. Arian Foster went undrafted in the 2009 draft and signed with the Texans as an undrafted free agent. Arian Foster was born on August 24, 1986 and is 27 years old as of October 17, 2013. He currently lives in Houston, Texas with his wife, daughter and son.

BRAND MOMENTS


TOYOTA COMMERCIAL


FOOTLOCKER COMMERCIAL


ARIAN
FOSTER
Gillette
TD DANCE CHALLENGE


a press conference with
Arian Foster
NFL running back for the Houston Texans
GREAT FUTURES START HERE
PROCAMPS PRESS CONFERENCE

BRAND VIDEO


ARIAN FOSTER

IMAGES








Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Page: HOME PAGE — FANTEX INCORPORATED

Headline:
THE ARIAN FOSTER BRAND
Sub:
"Being a trailblazer isn't about being first. It's about clearing a way so others can follow."

(Button) Learn More

Title:
Brand Video
(Video)

Title:
Fantex, Inc.
News
Sub:
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Legend.
Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Headline
WHAT WE DO

Home - About Fantex Inc. - What we do

Title:
WHAT WE DO
Sub:
We are a brand acquisition, marketing and brand development company whose focus is on acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands.

We define a brand as a set of associations a person has with an athlete or entertainer, including performance, appearance, history and personal story, products or services they are associated with, and how an individual acts or the image they project to the world. The goal for Fantex, Inc. is to foster these associations to create a positive and unique position in the marketplace. Brand development is a long-term strategy, and our goal is to create greater longevity than it otherwise would have had. We do not have the expectation of a near term impact in brand income, but we believe we can increase and extend the income of the professional athlete or entertainer for a greater amount and length of time than they otherwise could achieve.

There are three components to our brand strategy:

Evaluation:

- Define current brand identity/attributes
- Identify opportunities for re-positioning and/or differentiation
- Examine endorsement/brand portfolio vs. comparable
- Identify top brand influencers
- Research search engine rankings/influence

Reach:

- Advise on core social media best practices
- Message top brand influencers
- Develop & recommend message creation and timing

Engagement:

- Assign Fantex Brand Manager
- Monitor brand activities to identify “brand moments” or 3rd party content to capitalize and drive consumption/viral sharing

- Leverage Fantex creative services to build unique digital content for distribution across social channels.

Legend:
Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Page: ABOUT FANTEX INC—BOARD OF DIRECTORS

Headline:
BOARD OF DIRECTORS

Home - About Fantex Inc. - Investor Relations - Board of Directors

Title:
BOARD OF DIRECTORS

Sub-Title:
Dave Beirne
Co-Founder and Chairman
Sub:
(Picture)
Dave is the Chairman of the Board of Directors of Fantex, Inc. He was a General Partner at Benchmark Capital, investors in eBay, Juniper and Twitter and co-founded and served as CEO of Ramsey/Beirne Associates, Inc. an executive search firm. Dave received a B.S. in Business Administration and Management from Bryant University and brings to the Board his extensive recruiting, management, and operational experience.

Sub-Title:
Buck French
Co-Founder and CEO
Sub:
(Picture)
Buck serves as our Chief Executive Officer and a Co-Founder of Fantex, Inc. Buck brings to Fantex, Inc. his extensive management, business development, financial and strategic planning experience. Previously, Buck founded and served as CEO of Onlink, which sold to Siebel systems. He then built and ran Siebel Systems eCommerce business unit. He was also CEO & Chairman of Securify and led its sale to Secure Computing. Buck holds an MBA from Harvard University and a BS in Economics and General Engineering from West Point.

Sub-Title:
Terdema Ussery
Director
Sub:
(Picture)
Terdema is currently the President and Chief Executive Officer of the Dallas Mavericks and previously served as Chief Executive Officer of HDNet LLC. Terdema also serves as an Alternate Governor for the Mavericks on the NBA Board of Governors. Terdema received a B.A from Princeton’s Woodrow Wilson School of Public and International Affairs, an M.P.A from John F. Kennedy School of Government at Harvard University and a J.D. from the University of California at Berkeley in 1987.

Sub-Title:
John Costello
Director
Sub:
(Picture)
John is currently the President, Global Marketing and Innovation, for Dunkin' Brands Group, Inc. He has global responsibility for Dunkin' Donuts and Baskin Robbins advertising, marketing, consumer engagement, digital, social and loyalty initiatives, sports and entertainment marketing, consumer and business intelligence and field marketing. John has served as Executive Vice President of Merchandising and Marketing at The Home Depot, Senior Executive Vice President of Sears, CEO of MVP.com, Chief Global Marketing Officer of Yahoo! and President and COO of Nielsen Marketing Research U.S.

Sub-Title:
Shahan Soghikian
Director
Sub:
(Picture)
Shahan is a co-founder and Managing Director of Panorama Capital, a venture capital firm, which invests in early to mid-stage technology and life sciences companies. Shahan began his investment career when he joined JPMorgan Partners in 1990, where he most recently served as head of its venture capital program until the formation of Panorama in 2006. Shahan received a B.A. in Biology from Pitzer College and an M.B.A from the UCLA Anderson School of Management.

Sub-Title:
Ronald Machtley
Director
Sub:
(Picture)
Ronald is currently the President of Bryant University and was previously a Republican member of the United States House of Representatives from Rhode Island. Ronald also currently serves on the boards of directors of Amica Insurance Company, Cranston Pirint Works, Inc., Rhode Island Foundation and Preservation Society of Newport, among other organizations. Ronald received a B.S. from the United States Naval Academy and a J.D. from Suffolk University Law School.

Sub-Title:
Bill Hosler
Director
Sub:
(Picture)

Bill brings to the Board significant experience in investment and finance, as well as his experience as a Chief Financial Officer of a publicly traded company. He currently serves as Chief Financial Officer and a director of Catellus Acquisition Company, LLC. Bill has held CFO positions at Marcus & Millichap Holding Companies, Mirion Technologies, Catellus Development Corporation, and Morgan Stanley Real Estate Funds. Bill received a B.S. in Chemical Engineering from the University of Notre Dame and an M.B.A from the University of Virginia.

Legend:
Fantex Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Page: ABOUT FANTEX INC—SEC FILINGS

Headline:
SEC FILINGS

Home - About Fantex Inc. - Investor Relations - SEC Filings

Title:
SEC FILINGS
Sub:
Year: All Years
View: All Form Types

July 30, 2013
(Pdf Hyperlink) EFFECT
Effectiveness Order

July 11, 2013
(Pdf Hyperlink) TA-1
Transfer Agent Registration

Showing 1-2 of 2

Legend:
Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Headline:
GOVERNANCE

Home - About Fantex Inc. - Investor Relations - Governance

Title:
GOVERNANCE
Sub:
(Pdf Hyperlink) Board and Board Committees
(Pdf Hyperlink) Code and Business Conduct and Ethics
(Pdf Hyperlink) Audit Committee Charter
(Pdf Hyperlink) Compensation Committee Charter
(Pdf Hyperlink) Conflicts Committee Charter
(Pdf Hyperlink) Nominating and Corporate Governance Committee Charter

Legend:
Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Page: ABOUT FANTEX INC— CONTACT US

Headline:
CONTACT US

Home - About Fantex Inc. - Contact Us

Title:
CONTACT
US
Sub:
For investor / shareholder inquiries, please contact Investor Relations at IR@fantexinc.com or write us here:

330 Townsend Street, Suite 234
San Francisco, CA 94107
Attn: Investor Relations”

For all other questions or inquiries, you can reach us at info@fantexbrands.com.

Legend:
Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Headline:
FAQ

Home - About Fantex Inc. - FAQ

Title:
FANTEX, INC.
FAQ
Sub:
Who is Fantex, Inc. and what is our business?

We are in the business of acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands. We intend to focus our business on three core areas: evaluating, targeting and accessing individuals and brands with the potential to generate significant brand income, acquiring minority interests in such brand income, and assisting our acquired brands in increasing their value via technology and through leveraging our marketing, advertising and strategic partnering expertise.

Who have you entered into a brand contract with?

Currently we have one brand contract with Arian Foster, a Pro Bowl running back with the Houston Texans of the NFL

Do you plan on entering into more brand contracts?

Our goal is to enter into additional brand contracts in the months ahead across the world of sports.

How are Fantex Holdings, Inc., Fantex, Inc. and Fantex Brokerage Services, LLC related and operated?

Fantex Holdings serves as the parent company to Fantex, Inc. and Fantex Brokerage Service. Fantex, Inc., is a brand builder company, which purchases a minority interest in an athlete brand and works to increase the value of his brand. In order to fund the purchase, Fantex, Inc. develops a tracking stock that is linked to the economic performance of the brand.

The tracking stock is to be offered pursuant to a registration statement filed with the Securities and Exchange Commission. The offering takes place on Fantex Brokerage Services, the world’s first trading platform that lets consumers invest real money in stock linked to the value and performance of the brand of a professional athlete.

Legend:
Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Page: WHO WE WORK WITH—THE ARIAN FOSTER BRAND

Headline:
THE ARIAN FOSTER BRAND
Sub:
NFL Running Back, Philosopher, Trailblazer

Title:
BRAND VISION
Sub:
Our vision for a brand identity for Arian Foster is to associate him as a "trailblazer." Arian Foster is a modern-day professional athlete who wants to combine his on-field accomplishments with a desire and confidence to chart his own path in his off-field interests, including poetry, philosophy, humanitarian interests, music and acting. Arian Foster is more interested in being interested than being known as interesting. By being the first athlete to sign a brand contract with us he is helping trailblaze a path for others and helping us in our mission to improve how athlete brands are defined and enhanced.

Title:
Brand Video
(Video)

Title:
BIO
Sub:
Arian Foster is a running back for the Houston Texans, or Texans, in the National Football League, or the NFL. He has been In the NFL since 2009. Arian Foster attended the University of Tennessee, where he was the starting running back for three seasons. Arian Foster went undrafted in the 2009 draft and signed with the Texans as an undrafted free agent. Arian Foster was born on August 24, 1986 and is 27 years old as of October 17, 2013. He currently lives in Houston, Texas with his wife, daughter and son.

Title:
Images
(Images)

Title:
Brand Moments

(Video) Toyota Commercial	(Video) Footlocker Commercial
(Video) TD Dance Challenge	(Video) Procamps Press Conference

Legend:
Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before

you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.